

05040482

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IANGE COMMISSION
).C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48744

SEC MAIL RECEIVED PROCESSING MAR 0 2 2005 WASH, D.C. 185 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Citizens Investment Services Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Citizens Plaza
(No. and Street)

Providence (City) Rhode Island (State) 02903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathleen Guilfoyle 401-282-7024
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

200 Berkeley Street (Address) Boston (City) Massachusetts (State) 02126 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL



FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, Kathleen M. Guilfoyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citizens Investment Services Corp., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kathleen M. Guilfoyle
Signature
Senior Vice President
Title

Signature
President
Title

Denise C. Reynolds MY COMMISSION EXPIRES 9/4/05
Denise C. Reynolds
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5 (e)(3).*

CITIZENS INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

TABLE OF CONTENTS



Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors of
Citizens Investment Services Corporation:

We have audited the following consolidated financial statements of Citizens Investment Services Corporation and subsidiary (the "Company") (a wholly owned subsidiary of Citizens Financial Group, Inc.) for the year ended December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The following supplemental schedule of the Company, as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic consolidated financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 24, 2005

CITIZENS INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS	
CASH AND CASH EQUIVALENTS	$ 4,883,277
ESCROW ACCOUNT BALANCES	35,000
TRADING ACCOUNT SECURITIES (Cost, $1,169,718)	1,178,557
COMMISSIONS RECEIVABLE	3,637,738
DUE FROM AFFILIATES	511,317
FURNITURE AND EQUIPMENT (Cost of $3,602,008—net of $2,081,680 accumulated depreciation)	1,520,328
OTHER ASSETS	380,895
TOTAL ASSETS	$12,147,112
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Due to affiliates	$ 428,703
Payable to insurance carriers	1,053,004
Deferred tax liability	122,450
Accrued incentive compensation	1,889,286
Accrued expenses and other liabilities	703,712
Total liabilities	4,197,155
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value—authorized, 8,000 shares; issued and outstanding, 100 shares	1
Additional paid-in capital	5,499,999
Retained earnings	2,449,957
Total stockholder's equity	7,949,957
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$12,147,112

See notes to consolidated financial statements.

CITIZENS INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUE:	
Commission income	$ 59,332,899
Insurance commission income	2,925,111
Net trading gains and losses	994,432
Securities transaction fees	929,203
Total revenue	64,181,645
EXPENSES:	
Employee compensation and benefits	31,789,743
Client solicitation fees	20,313,252
Clearing fees	3,277,017
Occupancy and equipment	1,385,447
Phonebank services	1,351,249
Other outside service fees	1,138,733
Business travel	954,981
Depreciation and amortization	715,757
Licensing	671,903
Customer claims	468,043
Integration costs	427,333
Telephone	324,533
Legal and audit	311,314
Other expenses	1,062,187
Total expenses	64,191,492
NET OPERATING LOSS	(9,847)
INTEREST INCOME	9,847
INCOME BEFORE INCOME TAXES	-
INCOME TAXES (Note 10)	23,472
NET LOSS	$ (23,472)

See notes to consolidated financial statements.

CITIZENS INVESTMENT SERVICES CORPORATION
(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE—January 1, 2004	$ 1	$ 5,499,999	$ 2,473,429	$ 7,973,429
Net loss			(23,472)	(23,472)
BALANCE—December 31, 2004	$ 1	$ 5,499,999	$ 2,449,957	$ 7,949,957

See notes to consolidated financial statements.

CITIZENS INVESTMENT SERVICES CORPORATION

(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (23,472)
Adjustments to reconcile net loss to net cash used by operating activities:	
Net unrealized gain on trading account securities	(8,839)
Depreciation and amortization	715,757
Changes in operating assets and liabilities:	
Increase in trading account securities	(629,692)
Increase in commissions receivable	(1,232,796)
Increase in due from affiliates	(511,317)
Increase in other assets	(1,953)
Decrease in due to affiliates	(2,966,913)
Increase in payable to insurance carriers	383,856
Increase in deferred tax liability	77,163
Increase in accrued incentive compensation	210,697
Decrease in accrued payroll	(348,411)
Increase in accrued expenses and other liabilities	222,550
Net cash used by operating activities	(4,113,370)
CASH FLOWS FROM INVESTING ACTIVITIES—Purchase of furniture and equipment	(564,168)
DECREASE IN CASH AND CASH EQUIVALENTS	(4,677,538)
CASH AND CASH EQUIVALENTS—Beginning of year	9,560,815
CASH AND CASH EQUIVALENTS—End of year	$ 4,883,277
SUPPLEMENTAL CASH FLOW DISCLOSURES:	
Income tax	$ 69,668
Interest paid	$ -

See notes to consolidated financial statements.

1. NATURE OF OPERATIONS

Citizens Investment Services Corporation and subsidiary (the "Company"), a Rhode Island corporation, is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a wholly owned subsidiary of Citizens Bank of Rhode Island (the "Parent"), which is a wholly owned subsidiary of Citizens Financial Group, Inc. ("CFG"). CFG is a wholly owned subsidiary of Royal Bank of Scotland plc. The Company distributes and sells mutual funds and provides certain insurance, securities, brokerage, and investment advisory services. The Company's customer base is primarily concentrated in New England and Pennsylvania. The Company also owns 100% of Citizens Financial Services Insurance Agency, Inc. ("CFSIA"). CFSIA was established as a wholly owned subsidiary of the Company to comply with the insurance regulations of the Commonwealth of Massachusetts. CFSIA records revenues and expenses related to the Company's Massachusetts insurance operations.

The Company introduces brokerage transactions for clearance and execution services to Fiserv Securities, Inc. ("Fiserv"), a New York Stock Exchange member firm, on a fully disclosed basis.

The agreement between the Company and Fiserv provides that the Company is obligated to assume an exposure related to nonperformance by its customers, thus exposing the Company to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligations. The Company monitors its customer activity by reviewing information it receives from Fiserv on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary and reserving for doubtful accounts when necessary.

Revenue is dependent, in part, on customers' investing patterns and requirements, which may vary with changes in the local and national economies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The consolidated financial statements include the accounts of the Citizens Investment Services Corporation and its subsidiary. All material intercompany transactions and balances have been eliminated.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—Commission income represents net commissions received from sales of mutual fund shares. Insurance commission income represents net commissions received from sales of various insurance products. Commission income on mutual funds and annuities is recognized on a trade-date basis. Insurance commission is recognized on an accrual basis.

Security Transaction Fees—Security transaction fees represent fees received from the execution of security transactions on behalf of customers. Brokerage transactions are executed and cleared by Fiserv.

Cash and Cash Equivalents—For purposes of reporting cash flows, cash and cash equivalents include cash, money market investments and interest-bearing deposits. Cash equivalents are securities with original maturities of less than three months.

Interest-Bearing Cash—Escrow deposits represent cash account balances that are required to be maintained at Fiserv in connection with that organization's clearing services agreement. This balance is not included as a component of the Company's net capital requirement.

Securities—Securities are carried at market value and are recorded on a trade-date basis. Market value is determined using quoted values. The change in unrealized appreciation or depreciation resulting from changes in the market value of securities is included in income. Realized gains (losses) are calculated on the average-cost basis. Interest income is recorded on the accrual basis.

3. TRANSACTIONS WITH RELATED PARTIES

The Company, from time to time, borrows money from its Parent for working capital purposes. The Company maintains demand deposit accounts with its Parent.

The Company has entered into client solicitation agreements with its Parent and certain affiliates, Citizens Bank New Hampshire, Citizens Bank of Massachusetts, Citizens Bank of Connecticut, Citizens Bank of Pennsylvania, and Citizens Bank of Delaware, which are wholly owned subsidiaries of CFG. The Company provides securities brokerage and investment advisory services to customers at branches of the Parent and affiliates. In connection with these services, the Company also provides management, administration, and customer support services. The Company pays its Parent and affiliates a monthly fee equal to their monthly share of income, net of direct and indirect expenses. Income includes, but is not limited to, commission income, income from the sale of securities, trading account gains, and interest income. Direct and indirect expenses include, but are not limited to, space usage, administration support, salaries, commissions, bonuses, and related employee benefits; however, it excludes income tax.

All operating costs of the Company are paid by CFG and its Parent and are reimbursed by the Company one month in arrears. Such costs are recorded on an accrual basis.

At December 31, 2004, the Company has recorded a liability in the amount of $427,333 payable to Charter One Bank, an affiliate of the Company, relating to integration costs incurred by the Company but paid by Charter One Bank. The integration costs incurred relate to the Company's pending name change, clearing broker conversion and acquisition of Charter One Securities, Inc.

4. FAIR VALUE OF TRADING ACCOUNT SECURITIES

At December 31, 2004, the market value and cost of trading account securities were as follows:

	Value	Cost
State and municipal obligations	$ 1,178,557	$ 1,169,718

5. **FURNITURE AND EQUIPMENT**

Furniture and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets, typically 3-5 years.

	Cost
Furniture	$ 330,200
Equipment	1,391,020
Software	1,880,788
	3,602,008
Less accumulated depreciation and amortization	(2,081,680)
Furniture and equipment—net	$ 1,520,328

6. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2004, the Company had net capital of $4,499,315 which was in excess of the required net capital of $279,812 by $4,219,503. The Company's ratio of aggregate indebtedness to net capital was 0.93-to-1.

7. **RULES 15c3-3 AND 17a-13**

The Company is exempt from the provisions of Rule 15c3-3 under the provisions of paragraph (k)(1) thereof and from Rule 17a-13 under the provisions of paragraph (a) thereof.

8. **CONCENTRATION OF CREDIT RISK**

The Company's trading account portfolio consists primarily of debt securities issued by municipalities located in the state of Rhode Island or that state's agencies. Such concentrations make the Company more susceptible to factors adversely affecting issuers of Rhode Island municipal securities than a company with a more diversified trading portfolio. Uncertain economic conditions and governmental developments may affect the ability of Rhode Island municipal security issuers to meet their financial obligations.

9. **FAIR VALUE OF FINANCIAL INSTRUMENTS**

Statement of Financial Accounting Standards ("SFAS") No. 107, *Disclosure About Fair Value of Financial Instruments*, requires the disclosure of the estimated fair values of financial instruments. Substantially all the Company's assets and liabilities are considered financial instruments, as defined by SFAS No. 107. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions.

SFAS No. 107 requires that the fair value of financial instruments be estimated using various valuation methodologies. Quoted market prices, when available, are used as the measure of fair value. The estimated fair value of financial instruments that have a short-term maturity may approximate the carrying amount of such financial instruments.

Securities owned and securities sold but not yet purchased are stated at fair value based on quoted market prices. The Company's other financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximate fair value.

10. INCOME TAXES

The Company, along with other affiliates, files its federal and state income tax returns on a consolidated basis with CFG. Accordingly, the income tax liability or benefit is allocated to the Company in a manner which is representative of how the Company would compute its provision as a separate entity, with benefit given to losses used in the current consolidated return. The Company does not file its own return.

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*. Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of income taxes for the year ended December 31, 2004 were as follows:

Current tax benefit	$ (53,691)
Deferred tax expense	77,163
Total	$ 23,472

Effective income tax reconciliation:

Tax at statutory rate	$ -
State tax	12,044
Other	11,428
Tax expense	$ 23,472

Deferred taxes arise due to differences in book and tax basis of investments and depreciation. At December 31, 2004, the deferred tax liability was $122,450.

11. CONTINGENCIES

The Company, from time to time, is involved in litigation or other proceedings related to customer claims. In the opinion of management, such litigation and other proceedings will not have a materially adverse effect on the Company's consolidated financial position, results of operations, cash flows or regulatory capital.

12. SUBSEQUENT EVENTS

On February 4, 2005, the Company changed its name to CCO Investment Securities Corp.

On February 10, 2005 the Commonwealth of Massachusetts Office of the Secretary of the Commonwealth, Securities Division filed an Administrative Complaint entitled: In the Matter of Citizens Investment Services Corp. now known as CCO Investment Services Corp, a wholly owned subsidiary of Citizens Financial Group, Inc., alleging certain violations involving the offer and sales of variable annuities. The Massachusetts action may seek to have the Company permanently cease and desist from violating the Massachusetts securities law and could involve monetary sanctions. The Company has retained outside counsel, and based on their advice have determined that it is too early to determine that an adverse outcome is either probable or remote, and the Company cannot estimate a range of loss and therefore no accrual has been made.

On February 14, 2005, the Company terminated its relationship as an introducing broker to Fiserv and commenced introducing brokerage transactions for clearance and execution services to National Financial Services Corporation ("NFSC") on a fully disclosed basis.

Pending NASD approval, in May 2005, the Company will acquire the assets of Charter One Securities, Inc. This will expand the Company's customer base into Illinois, Indiana, Michigan, New York, Ohio, and Vermont. The transaction will be accounted for in accordance with SFAS No. 141, *Business Combinations*.

* * * * * *

CITIZENS INVESTMENT SERVICES CORPORATION

(A Wholly Owned Subsidiary of Citizens Financial Group, Inc.)

SUPPLEMENTAL SCHEDULE—COMPUTATION OF NET CAPITAL COMPUTED UNDER RULE 15c3-1
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDER'S EQUITY	$7,949,957
DEDUCTIONS AND/OR CHARGES—Nonallowable assets:	
Cash deposits in an affiliated bank	778,161
Commissions receivable	889,353
Due from Affiliates	511,317
Furniture and equipment	1,520,328
Other assets	380,895
Total nonallowable assets	4,080,054
Net capital before haircuts on securities positions	3,869,903
HAIRCUTS ON SECURITIES:	
Money market	81,612
Municipal securities	67,137
Total haircuts on securities positions	148,749
NET CAPITAL	$3,721,154

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIREMENT (Representing 6.67% of aggregate indebtedness)	$ 279,810
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF INTRODUCING BROKER OR DEALER	$ 100,000
NET CAPITAL REQUIREMENT	$ 279,810
EXCESS NET CAPITAL	$3,441,344

COMPUTATION OF AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS FROM STATEMENT OF FINANCIAL CONDITION	$4,197,155
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	113 %

RECONCILIATION OF THE AUDITED COMPUTATION OF NET CAPITAL AND UNAUDITED PART IIA COMPUTATION PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

UNAUDITED NET CAPITAL	$4,724,572
INCREASE IN NONALLOWABLE ASSETS	(1,003,418)
AUDITED NET CAPITAL	$3,721,154

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder and Board of Directors of
Citizens Investment Services Corporation:

In planning and performing our audit of the consolidated financial statements of Citizens Investment Services Corporation and subsidiary (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 24, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.18. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and to ensure that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 24, 2005